UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

EndoChoice Holdings, Inc.

(Name of Subject Company)

EndoChoice Holdings, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29272U103

(CUSIP Number of Class of Securities)

James B. Young, Jr.

General Counsel and Corporate Secretary

EndoChoice Holdings, Inc.

11405 Old Roswell Road

Alpharetta, Georgia 30009

(888) 683-3636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Keith M. Townsend

King & Spalding LLP

1180 Peachtree Street

Atlanta, Georgia 30309

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents relating to the proposed acquisition of EndoChoice Holdings, Inc. (“EndoChoice” or the “Company”), a Delaware corporation, pursuant to the terms of an Agreement and Plan of Merger dated as of September 27, 2016, among the Company, Boston Scientific Corporation (“Parent”), a Delaware corporation, and Falcon Merger Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent:

(a)  A form of a notice and answers to frequently asked questions to participants in the Company’s Employee Stock Purchase Plan, first used or made available on October 10, 2016, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference; and

(b)  A form of a notice and answers to frequently asked questions to participants in the Company’s 2015 Equity Incentive Plan (including the Israeli Appendix to such plan), the ECPM Holdings, LLC 2013 Incentive Unit Plan (including the Israeli Appendix to such plan), the Peer Medical Ltd. 2010 Israeli Share Option Plan, and the EndoChoice, Inc. 2007 Stock Incentive Plan (together, the “Equity Plans”), first used or made available on October 10, 2016, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

The information set forth under Items 1.01, 7.01 and 9.01 of the Current Report on Form 8-K filed by the Company on September 27, 2016 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information about the Proposed Offer and Merger and Where to Find It

This filing and the attached exhibits are not an offer to buy nor a solicitation of an offer to sell any of the Company’s securities. The solicitation and the offer to buy the shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Purchaser has filed with the SEC. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the proposed transaction. Investors are able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the proposed transaction free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at http://investors.endochoice.com/. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS, INCLUDING THE SOLICITATION/ RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION.

Forward-Looking Statements

Statements included in this report that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the proposed transaction. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the proposed transaction; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the proposed transaction; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials filed by Parent and Purchaser and the Solicitation/Recommendation Statement filed by the Company in connection with the proposed transaction.

Management believes these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and management undertakes no obligation to update publicly any of them in light of new information or future events.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of a notice and answers to frequently asked questions to participants in the Company’s Employee Stock Purchase Plan, first used or made available on October 10, 2016

99.2	Form of a notice and answers to frequently asked questions to participants in the Company’s 2015 Equity Incentive Plan (including the Israeli Appendix to such plan), the ECPM Holdings, LLC 2013 Incentive Unit Plan (including the Israeli Appendix to such plan), the Peer Medical Ltd. 2010 Israeli Share Option Plan, and the EndoChoice, Inc. 2007 Stock Incentive Plan (together, the “Equity Plans”), first used or made available on October 10, 2016